ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025

OMB APPROVAL
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SEC FILE NUMBER
8-19363

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Roosevelt & Cross, Incorporated

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Exchange Plaza / 55 Broadway, 22nd floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Daniel Sakol	516. 393.5618	Daniel.Sakol@jrsfinancialservices.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Withum Smith+Brown
(Name – if individual, state last, first, and middle name)

1411 Broadway, 23rd floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

10-08-2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles Stavitski, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Roosevelt & Cross Incorporated, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ROOSEVELT & CROSS, INCORPORATED

DECEMBER 31, 2025

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

Financial Statements:



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Roosevelt & Cross, Incorporated:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated (the "Company") as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

New York, New York
February 27, 2026

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 **T** (212) 751 9100 **F** (212) 750 3262 **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

Assets

Cash	$	807,888
Due from clearing broker		3,288,395
Investments held in joint accounts, at fair value		8,577,669
Interest receivable - state and municipal government obligations		31,538
Securities owned - state and municipal government obligations, at fair value		7,087,726
Clearing deposit and letter of credit		550,176
Prepaid expenses and other assets		499,169
Operating lease - right of use assets		539,654
Property and equipment, at cost, less accumulated depreciation and amortization of $1,491,601		30,399
Deposits		4,163
Total Assets	$	**21,416,777**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses and income taxes payable		495,781
Due to clearing brokers		893,018
Operating lease liability		574,229
Total liabilities	$	**1,963,028**

Stockholders' Equity

Common stock, $10 par value, 500,000 shares authorized		
97,757 shares issued and outstanding		977,570
Additional paid-in capital		12,483,236
Retained earnings		5,992,943
Total stockholders' equity	$	**19,453,749**
Total liabilities and stockholders' equity	$	**21,416,777**

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:		
Principal trading profits	$	10,295,044
Underwriting income		2,940,053
Interest income		878,487
Other income		129,402
Fee reimbursements		318,765
Management/Placement fees		276,837
Total Revenues		14,838,588
Expenses:		
Operating expenses:		
Employee compensation and benefits		10,150,904
Floor brokerage, exchange and clearance fees		691,791
Communications and data processing		1,649,855
Occupancy		729,659
Insurance expense		142,293
Professional fees		441,226
Promotional and travel expense		172,581
Fees and assessments		144,578
Equipment rental and servicing		158,078
Administrative expenses		36,841
Contributions		64,565
Other expenses		130,283
Depreciation and amortization		12,892
Total Operating Expenses		14,525,546
Income before income taxes		313,042
Pass-through entity tax		61,325
Net Income	$	251,717

The accompanying notes are an integral part of these financial statements.

Common Stock Shares	Com			

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

Cash Flows From Operating Activities		
Net income	$	251,717
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization		12,892
Right of use asset		546,352
Changes in operating assets and liabilities:		
Operating lease liability		(511,777)
Due from clearing broker		(3,967,545)
Investments RJ O'Brien		305,683
Investments held in joint accounts, at fair value		868,747
Interest receivable - state and municipal government obligations		55,062
Securities owned - state and municipal government obligations, at fair value		2,761,954
Clearing deposit and letter of credit		(11)
Prepaid expenses and other assets		137,488
Accrued expenses and taxes payable		(77,907)
Net cash flow provided by operating activities	$	**382,655**
Net cash used in investing activities		
Purchase of fixed assets		(5,618)
Cash used in financing activities:		
Purchase of shares of common stock		728,737
Redemption of shares of common stock		(1,109,341)
Net cash used in financing activities	$	**(380,604)**
Net cash decrease for period	$	**(3,567)**
Cash, beginning of year	$	**811,455**
Cash, end of year	$	**807,888**
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Pass through entity taxes	$	62,559

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Roosevelt & Cross, Incorporated (the "Company"), founded in 1946, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Agency ("FINRA"). The Company is a senior manager of both negotiated and competitively sold bond issues in New York State, New Jersey, and the New England States.

The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the northeast section of the United States of America. The Company's principal office is in New York City, with public branch offices in Buffalo, NY, East Greenwich, RI, and Warren, NJ.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Income is recognized when earned. The costs and expenses attributable to earning such income are reflected in the results of operations concurrently.

Use of estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash and cash equivalents for purposes of reporting cash flows includes cash on hand and highly liquid investments with original maturities of less than ninety days, that are not held for sale in the ordinary course of business. The Company had cash of $807,888 and no cash equivalents as of December 31, 2025. As of that date its cash was held in a single financial institution located in the United States. The Company's cash balance at times exceeds the FDIC-insured level of $250,000. The Company has not incurred any losses with respect to this concentration.

Investments held in joint accounts
Investments held in joint accounts represents outside members share of investments in marketable debt securities owned and securities sold not yet purchased.

Securities Owned, State and Municipal Government Obligations
Investments in marketable debt securities owned and securities sold, not yet purchased, and are carried at fair value, with unrealized gains and/or losses recognized as other principal trading profits on the statement of operations, in the current earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fair Value

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

Property and Equipment, net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Clearing Deposits and Other Security Deposits

As of December 31, 2025 the Company had four security deposits. One is for $500,000 which is maintained by the clearing broker. The other 4 represent security deposits for the Company's various office leases equaling 54,339.

Impairment of Long-Lived Assets

In accordance with FASB Accounting Standard Codification ("ASC") 360, long- lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value. Management identified no impairment as of December 31, 2025.

Redemption of the Company's Common Stock

The Company issues and redeems its shares of common stock to its employees at their book value, which approximates fair value determined in accordance with the Company's stockholder agreement. The sales proceeds of shares redeemed to an employee by the Company are applied first to their par value, next to additional paid-in capital equal to the amount credited earlier on issuance to the employee based on a first-in first out basis, and the balance of the redemption amount if any, to retained earnings.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Revenue recognition

In accordance with FASB Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

Significant Judgments

Revenue from contracts with customers includes instances where the Company acts as an underwriter for business and government entities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain future events.

Principal Trading Profits

The Company generates trading profits by buying and selling municipal bonds. The Company records the income on the trade date of the selling of the bonds. Also included in principal trading profits is the market valuation of municipal bonds in inventory on the last business day of the month. The Company receives valuations from multiple sources and applies the lowest valuation to the bonds and records the resulting profit or loss in principal trading profits. Also included in principal trading profits are designations received. A designation is received from another broker/dealer who has sold bonds to a customer who specifies that the Company should be "designated" for part of the profit on the sale. As per Municipal Securities Rule Making Board Rule G-11 any credit designated by a customer or any group net sales credits in connection with the purchase of securities as due to a member of a syndicate or similar account shall be distributed to such member by the broker, dealer or municipal securities dealer handling such order within 10 calendar days following the date the issuer delivers the securities to the syndicate. As per the rule the Company records the profit when the wire is received from the other broker/dealer, within ten days of the closing.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Underwriting Income

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. This includes management placement fees associated with certain underwritings. Underwriting income is earned from the sale of the securities from the underwriting. Underwriting fees and income are both built into the underwriting and are recorded once all the bonds are sold. The transactions represent one performance obligation, which is the sale of the bonds. The Company recognizes its share of the revenue when all the securities are sold. The Company believes that this date is the appropriate point in time to recognize the revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded.

Management / Placement Fees Income

The fee income is related to certain underwriting where the Company is the lead underwriter. The fee is built into the underwriting at the time the underwriting is negotiated with the issuer. The fee is recorded at the point in time after all the bonds are sold. The Company believes the performance obligation for providing management placement services is satisfied when the bonds are sold because the customer is receiving and consuming the benefits at that point.

Fee Reimbursements

Reimbursement expenses are expenses related to an underwriting where the Company is the lead underwriter. When the underwriting is settled, the underwriting expenses are recorded as income. The Company is a principal for these transactions because the Company obtains control of these services and combines them as part of delivering on its performance obligation.

Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. As of January 1, 2025, the receivables balance was zero. At December 31, 2025, there were no receivables reported in the statement of financial condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of January 1, 2025 and during the year, the Company had no contract assets or contract liabilities. As of December 31, 2025, the Company had no contract assets or contract liabilities.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Current Expected Credit Losses

On January 1, 2020, the Company adopted FASB ASC 326 - "Financial Instruments - Credit Loses" ("ASC Topic 326") which replaces the incurred loss methodology with the current expected credit loss ("CECL") methodology. The Company's policy is to record an estimate of expected credit losses as an allowance for credit losses. The ASU targets the impairment models that entities use to account for debt instruments. Further the ASU makes targeted changes to the impairment model for available-for-sale debt securities. Management has determined there were no impairments as of December 31, 2025.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, "Leases". The Company is a lessee in several non-cancellable operating leases, for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight- line basis over the lease term.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognize lease cost associated with the Company's short-term leases on a straight-line basis over the lease term.

Other information related to leases as of December 31, 2025, is as follows:

Weighted average remaining operating lease term in years	1.32
Weighted average discount rate of operating leases	8%

The components of lease costs for the year ended December 31, 2025 are as follows:

Total operating lease cost	$	655,727

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes

The Company has elected to have its income taxed under Section 1362 (Sub-chapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or state income taxes is reflected in the financial statements. However, the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provisions have been made.

Uncertain tax position

The Company adopted the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes". As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2022 are no longer subject to examination by tax authorities.

The Company has elected the pass-through entity tax ("PTET") option for 2025, but it did not have a significant effect on the Company's taxes. The PTET is an optional tax that the Company as an S-Corp may annually elect. This election may allow shareholders to receive credit on their New York State income tax return. PTET expense at December 31, 2025 amounts to $61,325.

Adoption of new accounting standards

The FASB ASU 2023-07, "Segment reporting" ("Topic 280") which increased disclosure requirements regarding a public entity's reportable segments is effective for fiscal years beginning after December 15, 2023. ASU 2023-07 requires incremental line-item disclosures about each reportable segment's expenses as well as profit and losses. The Company has evaluated the guidance thereunder and has determined that the Company operates as one operating segment. For further discussion refer to Footnote '11', Reportable Segments.

3. PROPERTY AND EQUIPMENT

Major classes of property and equipment consist of the following:

	Estimated Useful Life - Years	Amount
Furniture and fixtures	7-10	$ 432,288
Equipment	7-10	247,610
Leasehold improvements	Term of lease	639,537
Computer software	7-10	202,565
		1,521,999
Less: accumulated depreciation and amortization		(1,491,601)
Net property and equipment		$ 30,399

The depreciation and amortization expense for the year ended December 31, 2025 aggregated $12,892.

4. RELATED PARTY TRANSACTIONS

In 2025, employees sold 5,624 shares of Company stock and purchased 3,705 shares of stock netting (1,919). For the year ended December 31, 2025 the Company had stock purchases of $728,737 and stock redemptions of $1,109,341 this is included on the statement of changes in stockholders' equity.

5. FAIR VALUE MEASUREMENTS

The Company accounts for marketable debt securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted observable quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to Level 1 investments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these investments does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

5. FAIR VALUE MEASUREMENTS *(continued)*

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following table presents by level, within the fair value hierarchy the Company's investment assets at fair value, as of December 31, 2025. As required by FASB ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Level 2 investment values are determined by supply and demand and the demand is driven by a myriad of factors some of which are credit rating, maturity, call or put features, sources of interest and principal payments and geopolitical risk. The values used by the Company for financial reporting purposes are based on management review of matrix pricing data which reflect the prices of bonds with similar interest rates, maturity and credit rating.

Management then makes judgments based on that data along with assessment of the other factors above, not captured in matrix pricing, that affect the likely price that would be obtained upon sale.

The following table presents information about the Company's assets measured at fair value as of December 31, 2025:

	Level 1	Level 2	Level 3	Total
Investments held in joint accounts	$ -	$ 8,577,669	$ -	$ 8,577,669
State and Municipal Government Obligations	-	7,087,726	-	7,087,726
Total	$ -	$ 15,665,395	$ -	$ 15,665,395

Approximately 90% of the Company's customer base is located in the northeast section of the United States of America. There were no purchases, issuances, transfers into or out of Level 3 during the year.

6. ACCRUED EXPENSES AND TAXES PAYABLE

Accrued expenses and taxes payable consist of the following:

Accrued clearing and interest	$ 107,056
Payroll taxes payable	84,051
Other accrued expenses	90,943
Accrued taxes	75,000
Accrued payroll payable	138,731
	$ **495,781**

7. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2025, the Company had net capital, as defined, of $17,973,734, which exceeded the required minimum net capital of $250,000 by $17,723,734. Aggregate indebtedness at December 31, 2025 totaled $495,781. The Company's percentage of aggregate indebtedness to net capital was 2.76%.

8. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of non-payment for a sale or non-receipt of security is reduced through the guarantees by the Depository Trust Clearing Corporation ("DTCC"). Credit risk involving transactions with non-DTCC eligible counter-parties is limited by Receive Versus Payments/Delivery Versus Payments clearance methods. The risk of default by an issuer of securities is limited by the Company's policy to review, as necessary, the credit standing of each issuing entity.

From time to time the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Company ("FDIC") coverage of $250,000. Any loss or lack of access to such funds could have a significant adverse impact on the Company's financial condition, results of operations, and cash flows. At December 31, 2025, the Company had $615,386 due to concentration.

9. DUE FROM / TO CLEARING BROKERS

At December 31, 2025, the Company had a net receivable due from clearing broker, National Financial Services LLC in the amount of $3,288,395. At December 31, 2025, the Company had a payable due to clearing brokers which represents unsettled trades in the amount of $893,018.

10.COMMITMENTS AND CONTINGENT LIABILITIES

Operating Leases
The Company is obligated under various leases for office space located in in New York City, with branch offices in Buffalo, NY, East Greenwich, RI, and Warren, NJ. The leases range from one to five years in duration. These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise some of these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments.

10.COMMITMENTS AND CONTINGENT LIABILITIES *(continued)*

Operating Leases (continued)

The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The Company's future minimum lease commitments under real estate and equipment leases are as follows:

Year End December:		
2026	$	494,559
2027		53,880
2028		41,278
2029		17,730
	$	607,447
Less: Interest		33,217
Liability	**$**	**574,230**
Rent expense	$	655,727
Variable costs	$	73,932

Rent expense for the year ended December 31, 2025 amounted to $655,727. Variable costs for the year ended December 31, 2025 amounted to $73,932.

Profit Sharing Plan

The Company is the sponsor of a profit sharing plan for the benefit of its employees. Participants must be 21 years of age or older and have completed one year of service. All contributions are totally discretionary and are allocated based on a participant's eligible salary in ratio to total compensation of all eligible participants. The Company may make contributions for a plan year designated as "qualified non-elective contributions" and allocate them to non-highly compensated employees to help the plan pass one or more annually required Internal Revenue Code nondiscrimination tests

For the year ended December 31, 2025, the Company made a contribution of $505,440 This is included on the statement of operations in employees compensation and benefits.

The Company also sponsors a 401(k) Profit Sharing Plan under Section 401(k) of the Internal Revenue Code, which provides tax-deferred salary deductions for eligible employees. Participants must be 21 years of age or older and have completed 1 year of service to be eligible to make voluntary contributions (not to exceed federally determined maximum allowable amount) to the plan.

11. REPORTABLE SEGMENTS

The Company is a fully disclosed broker-dealer engaged in the following types of businesses. The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the northeast section of the United States of America. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 4), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure profit and loss of the segment are the same as those described in the summary of significant accounting policies. The information provided to the CODM is presented in the same manner as the presentation on the accompanying statement of financial condition and statement of operations. The Company derives all of its revenue from customers within the United States.

12. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2025 through the date these financial statements were issued and determined that there are no material events that would require recording or disclosures in the Company's financial statements.

ROOSEVELT & CROSS, INCORPORATED

SUPPLEMENTAL INFORMATION

DECEMBER 31, 2025

ROOSEVELT & CROSS, INCORPORATED
SUPPLEMENTAL INFORMATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2025

Total stockholders' equity	$	**19,453,749**
Deductions and/or charges:		
Clearing deposit and letter of credit		550,176
Prepaid expenses and other assets		499,169
Net book value of fixed assets		30,399
Deposits		4,163
Total Non-allowable assets	$	**1,083,907**
Tentative Net Capital	$	**18,369,842**
Less: Haircuts		
Total Haircuts	$	**396,108**
Net Capital	$	**17,973,734**
Computation of basic net capital requirement:		
Minimum net capital required, 6 2/3% of aggregatge indebtedness	$	**33,052**
Statutory minimum net capital required	$	**250,000**
Net capital requirment (greater of minimum calculation or statutory amount)	$	**250,000**
Excess Net Capital	$	**17,723,734**
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	**17,673,734**
Computation of aggregate indebedness:		
Accrued expenses and income taxes payable		495,781
Total Aggregate Indebtedness	$	**495,781**
Percentage of aggregate indebtedness to net capital		**2.76%**

There were no material differences existing between the above computation and the computation included in the Company's corresponding amended Form X-17A-5 Part IIA filing. Accordingly, no reconciliation is necessary.

See report of independent registered public accounting firm

Computation for Determination of the Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3.

See report of independent registered public accounting firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Roosevelt & Cross, Incorporated:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Roosevelt & Cross, Incorporated (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

New York, New York
February 27, 2026

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ROOSEVELT & CROSS, INCORPORATED
EXEMPTION REPORT
DECEMBER 31, 2025

Roosevelt & Cross, Inc (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii) and
2. The Company met such exemption provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii) throughout the most recent fiscal year without exception.

Roosevelt & Cross, Incorporated

I, Charles Stavitski, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: CEO

Dated: February 27, 2026